FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2022

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 8, 2022, announcing that SES and Gilat Expand Strategic Partnership with the Selection of Gilat's SkyEdge IV Platform for SES-17.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 8, 2022	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

SES and Gilat Expand Strategic Partnership with the
Selection of Gilat's SkyEdge IV Platform for SES-17

SkyEdge IV will operate simultaneously with SES’s GEO VHTS and O3b
mPOWER constellation providing fixed services and mobility applications

Petah Tikva, Israel, February 8, 2022 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today the expansion of their strategic partnership with SES. SES has selected Gilat's SkyEdge IV platform to operate with its SES-17 satellite, a very high throughput satellite (VHTS) to provide fixed services and mobility services.

Gilat’s SkyEdge IV is a multi-orbit platform that was designed to interface and smoothly integrate with non-geostationary constellations and geostationary VHTS, such as the recently-launched SES-17. SES will be using SkyEdge IV simultaneously for both SES-17 and its upcoming second generation NGSO constellation, O3b mPOWER. The SkyEdge IV multi-service platform will be utilized by SES to deliver cellular-backhaul and enterprise services, in addition to previously announced maritime services.

SES-17 is a GEO VHTS designed for high-speed connectivity and flexibility for end-users in the Americas, the Caribbean, and the Atlantic Ocean.

SkyEdge IV ensures unified operation with seamless switchover between SES-17 and the O3b mPOWER constellation. Empowering SkyEdge IV is Gilat's Elastix-Total NMS network management system, which was optimized to work in harmony with SES's Adaptive Resource Control (ARC).

"We are excited and proud to work with our partner, SES, to support their multi-orbit network, including the O3b mPOWER constellation, SES-17, and other satellites as they are launched. The integration of SkyEdge IV with SES’s ARC system ensures space and ground coordination and unified operation, forming a resilient and secure network," said Amir Yafe, VP of Mobility & Global Accounts at Gilat. "Gilat's SkyEdge IV is a multi-orbit, multi-service platform built to lead the satcom industry, supporting cloud infrastructure, an Elastix-Access Scheme, and working in harmony with next generation software-defined satellites."

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com